SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

RADIANT OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75026A109
(CUSIP Number)

Thomas Belesis John Thomas Financial, Inc. 14 Wall Street, 23rd Floor New York, NY 10005 212-299-7801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75026A109	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Thomas Financial, Inc. 13-3900883
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.1% (based on 22,171,164 shares of common stock outstanding as of August 5, 2010)
14	TYPE OF REPORTING PERSON (See Instructions)
BD

CUSIP No.: 75026A109	13D	Page 3 of 4 Pages

Item 1.Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Radiant Oil & Gas, Inc., Inc., a Nevada corporation (the "Company"). The address of the Company’s principal executive offices is 9700 Richmond Avenue, Suite 124, Houston, Texas 77042.

Item 2.Identity and Background

This statement is being filed by John Thomas Financial, Inc. (“JTF”).

JTF is a New York corporation and a broker-dealer with a business address of 14 Wall Street, 23rd Floor, New York, NY 10005.

JTF is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”).

During the last five years, JTF has not been convicted in a criminal proceeding.

During the last five years, JTF has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which JTF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

On August 2, 2010, the Company and JTF entered into an Agreement (the “Investment Banking Agreement”) pursuant to which JTF is to provide the Company with investment banking services.  As partial consideration for the services to be rendered by JTF pursuant to the Investment Banking Agreement, the Company agreed to issue to JTF 6,000,000 shares of its Common Stock simultaneously with the execution of the Investment Banking Agreement.  The Investment Banking Agreement was subject to termination, and the share issuance was to be reversed, if the Company did not enter into and close on an exchange agreement (the “Share Exchange”) with Jurasin Oil & Gas and its shareholders by August 5, 2010.  Although the Share Exchange closed on August 5, 2010, the shares had not been issued to JTF by such date.  Effective August 24, 2010, the Company and JTF entered into an amendment (the “Amendment”) to the Investment Banking Agreement.  Pursuant to the Amendment, 4,000,000 of the 6,000,000 shares (or 2,000,000 of 3,000,000 shares, upon the Company effecting a 1-for-2 reverse stock split) are to be returned by JTF to the Company and cancelled if, during the period commencing on August 2, 2010 and ending 12 months after the date a registration statement covering the resale of the Company’s equity or equity equivalent securities is declared effective by the Securities and Exchange Commission, JTF does not assist the Company in raising at least $10,000,000.

The shares were in fact issued to JTF as of August 24, 2010.

Item 4.Purpose of Transaction

JTF was issued the securities for investment banking services to be rendered following the closing of the Share Exchange.  JTF did not acquire the securities for the purpose of acquiring control of the Company.

JTF does not have a definitive plan, arrangement or understanding to seek to cause the Company to be merged, reorganized or liquidated, to sell or transfer any assets of the Company, to cause the Company to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

CUSIP No.: 75026A109	13D	Page 4 of 4 Pages

Item 5.Interest in Securities of the Issuer

JTF beneficially owns 6,000,000 shares of Common Stock of the Company, which in aggregate represents 27.1% of the Company’s Common Stock based on 22,171,164 shares of Common Stock issued and outstanding as of August 5, 2010.  JTF has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, JTF has not effected any other transaction in any securities of the Company in the past sixty days.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7.Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2010

John Thomas Financial, Inc.

By: /s/ Thomas Belesis
Title: Chief Executive Officer